NEWS RELEASE

JENSEN DEVELOPMENT COMPANY, C.S. FINANCE L.L.C. AND GERALD L. JENSEN

ANNOUNCE FILING OF AMENDMENT TO TENDER OFFER FOR CROFF ENTERPRISES, INC. CLASS B PREFERRED SHARES

DENVER, COLORADO – JUNE 30, 2005 –

  Jensen Development Company, C.S. Finance L.L.C. and Gerald L. Jensen announced today that they have amended their cash Tender Offer of $3 per share for all of the Class B Preferred shares (the “Preferred B shares”) of Croff Enterprises, Inc., not presently held by them. The Tender Offer Statement on Schedule TO was filed with the Securities and Exchange Commission on June 16, 2005. An Amendment No. 1 on Schedule TO/A was filed on June 28, 2005. Jensen Development Company and C.S. Finance L.L.C., are wholly owned by Gerald L. Jensen. Together, these two companies and Mr. Jensen are the Offerors. Previously, only Jensen Development Company and C.S. Finance L.L.C. were the Offerors. The Offerors collectively hold 253,191 Preferred B shares out of 540,659 Preferred B shares outstanding, or approximately 47% of the Preferred B shares of Croff Enterprises, Inc. The Tender Offer, at an offering price of $3, is for the remaining 287,468 Preferred B shares not held by the Offerors. If all Preferred B shares are tendered, the transaction value of the Tender Offer is $875,000. The amended Offer to Purchase and Letter of Transmittal are being mailed to Preferred B shareholders, but also can be accessed on the Securities and Exchange Commission’s website at www.sec.gov.

The Offerors agreed to pay the costs of the tender offer, so there would be no cost or commission to shareholders. Each share would receive the full $3 per share. Preferred B shares are restricted, non-voting (except for limited circumstances) shares of Croff Enterprises, Inc., which are traded in a very limited market. American National Bank, 3033 E. 1 st Avenue, Denver, Colorado 80209, is the Depository for the Offer. The Tender Offer is to remain open through July 29, 2005, unless extended.

Contact:     Katie Eisenach,
                  Jensen Development Company
                  3773 Cherry Creek Drive North #1025
                  Denver, Colorado 80209
                  (303) 383-1515
                  Katie@jenex.net